Exhibit 99.9

INDEPENDENT AUDITOR’S CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-207925 on Form S-8 and Registration Statement No. 333-207917 on Form F-10 and to the use of our report dated March 30, 2015 relating to the consolidated financial statements of Amaya Inc. (“Amaya”) (which report expresses an unmodified opinion and includes an other matter paragraph relating to the 2014 retrospective adjustments for accounting for segments, discontinued operations, and other reclassifications) appearing in this Annual Report on Form 40-F of Amaya for the year ended December 31, 2015.

/s/ Deloitte LLP1

March 14, 2016

Montréal, Canada

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1 CPA auditor, CA, public accountancy permit No. A118581